UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,493,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,493,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,493,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.1%
14.	Type of Reporting Person

CO
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CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
30,493,966
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
30,493,966
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,493,966

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

12.1%
14.	Type of Reporting Person

IN
3

The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust, as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg (collectively, the “Filing Persons”), Amendment No. 6 filed February 10, 2015, Amendment No. 7 filed May 21, 2015, Amendment No. 8 filed February 12, 2016, Amendment No. 9 filed November 1, 2016 and Amendment No. 10 filed July 17, 2017 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 11. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 11), the Filing Persons are the beneficial owners of a total of 30,493,966 shares of Common Stock. On February 22, 2018, the Issuer announced that it had issued a total of 18,626,440 Common Shares in an underwritten public offering and a contemporaneous private placement. The increase in the total number of shares of Common Stock outstanding in these transactions reduced the Filing Persons’ beneficial ownership from 13.1% of the outstanding Common Stock, as most recently reported by the Filing Persons in their Schedule 13D (Amendment No. 10), to 12.1% of the outstanding Common Stock. Such beneficial ownership percentage has been calculated as a percentage of 252,979,777 shares of Common Stock outstanding, consisting of 234,353,337 shares outstanding on February 19, 2018 (as reported by the Issuer in its final prospectus dated February 19, 2018), plus the 18,626,440 shares issued in the Issuer’s public offering and its contemporaneous private placement.

All shares beneficially owned by the Filing Persons are presently outstanding and are owned directly by FCMI. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

This Schedule 13D (Amendment No. 11) is being filed solely to report the change in the Filing Persons’ beneficial ownership percentage resulting from the increase in the Issuer’s Common Stock outstanding in the transactions referred to above. None of the Filing Persons and none of the officers or directors of FCMI has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 11.

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 Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2018

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

/s/ Albert D. Friedberg
Name: Albert D. Friedberg